REXAM

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

04054066

14 December 2004

FILE NO. 82-3

SUPPL

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith

Jennifer Smith
Assistant Company Secretary

dlw 1/4

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR

REXAM PRESS RELEASE

FILE 82-3

Rexam holds IFRS seminar

Rexam, the leading consumer packaging group and the world's largest beverage can maker, is today hosting an analyst seminar to outline the impact on the Group's financial statements of the adoption of International Financial Reporting Standards ("IFRS"). These take effect from 1 January 2005 and will include comparatives for 2004.

The presentation will focus on the key accounting changes arising from the introduction of IFRS and will give an illustration, based on the Group's 2003 published results, of the impact of those changes on the Group. The presentation and the illustration of the impact of IFRS on the Group's financial statements have not been audited and have been prepared solely to demonstrate the estimated effect of IFRS on the Group's financial statements. The illustration has been prepared on the basis that all IFRS, except for IAS 39 'Financial Instruments: Recognition of Measurement', are applied and ignores certain first time adoption transition rules as set out in IFRS 1. Since IAS 39 is dependent upon prevailing market values, any adjustments made in 2003 would not necessarily reflect those required in future periods.

The most significant factors impacting the Group's financial statements include the cessation of goodwill amortisation, deferred tax asset recognition on acquired tax losses, share-based payment and the treatment of preference shares. For the year ended 31 December 2003, the estimated impact of adopting IFRS (excluding IAS 39) on underlying earnings per share, including retirement benefits net finance cost, shows an IFRS adjusted underlying EPS of 32.6p compared with 33.8p reported under UK GAAP. On a statutory basis basic EPS would be 35.9p compared with a loss per share of 9.5p under UK GAAP.

Rexam intends to announce its restated results under IFRS for the six months ended 30 June 2004 and the year ended 31 December 2004 early in the second quarter of 2005.

The detailed programme to effect a smooth transition to IFRS is well advanced. It has addressed not only the financial effect but also the impact on systems, people and processes.

A copy of the presentation is available on the Rexam website, www.rexam.com.

9 December 2004

Enquiries

Graham Chipchase, Finance Director +44 20 7227 4100

Andrew Mills, Group Communications Director

Financial Dynamics

Richard Mountain +44 20 7269 7291

Rexam is one of the world's top five consumer packaging groups and the world's leading beverage can maker. Its global operations focus on beverage packaging in metal, glass and plastic, as well as plastic packaging solutions for the beauty, pharmaceutical and food industries around the world. The Rexam Group employs more than 22,000 people in 24 countries worldwide and has an ongoing turnover of approximately £3.1 billion. Rexam is a member of the FTSE 100. Its ordinary shares are listed with the UK Listing Authority and trade on the market for listed securities on the London Stock Exchange under the symbol REX. For further information, visit Rexam's website at www.rexam.com

REXAM

PRESS RELEASE

FILE 82-3

Rexam hosts analyst visit to Brazil
December 6-7 2004

Rexam, the leading consumer packaging group and the world's No 1 beverage can maker, is this week hosting an analyst visit to its operations in Brazil.

Rexam has major positions in the Brazilian beverage can and selected plastic beauty packaging markets. The trip will be led by Lars Emilson, the Chief Executive, and takes place one year after the acquisition of Latasa, the leading South American beverage can maker.

The integration of Latasa is progressing well. At the interim results in August 2004, Rexam stated that it had achieved substantial cost and distribution efficiencies which are expected to amount to US$15m this year. It also increased its forecast of annual synergies arising from the acquisition from $20m to $30m by 2006.

Presentations describing the business will be made by members of the Rexam management team followed by site visits to a beverage can plant and a beauty packaging plant close to Sao Paulo.

No new material information will be disclosed on the visit. All presentations made will be available on www.rexam.com.

6 December 2004

Enquiries

Graham Chipchase, Finance Director +44 20 7227 4100

Andrew Mills, Group Communications Director

Financial Dynamics

Richard Mountain +44 20 7269 7291

Rexam is one of the world's top five consumer packaging groups and the world's leading beverage can maker. Its global operations focus on beverage packaging in metal, glass and plastic, as well as plastic packaging solutions for the beauty, pharmaceutical and food industries around the world. The Rexam Group employs more than 22,000 people in 24 countries worldwide and has an ongoing turnover of approximately £3.1 billion. Rexam is a member of the FTSE 100. Its ordinary shares are listed with the UK Listing Authority and trade on the market for listed securities on the London Stock Exchange under the symbol REX. For further information, visit Rexam's website at www.rexam.com

REXAM PRESS RELEASE

GIEE 82-3

Rexam Chairman joins board of Avery Dennison

Rolf Börjesson, Chairman of Rexam, the global consumer packaging group and the world's leading beverage can supplier, has been appointed to the board of Avery Dennison, a global leader in label materials based in Pasadena, California.

Avery Dennison is a global leader in pressure-sensitive technology self-adhesive base materials and self-adhesive consumer and office products and specialized label systems. In 2003, it had sales of $4.8 bn.

In addition to his board responsibilities at Rexam, Rolf Börjesson is a director of SCA AB (Svenska Cellulosa Aktiebolaget), one of the world's largest pulp and paper manufacturers based in Stockholm, Sweden. He is also a board member of Copenhagen Airports A/S, a publicly traded company in Denmark with international operations in China, Mexico and the UK, as well as Scandinavia.

3 December 2004

Enquiries

Andrew Mills, Group Communications Director +44 20 7227 4100

Rexam is one of the world's top five consumer packaging groups and the world's leading beverage can maker. Its global operations focus on beverage packaging in metal, glass and plastic, as well as plastic packaging solutions for the beauty, pharmaceutical and food industries around the world. The Rexam Group employs more than 22,000 people in 24 countries worldwide and has an ongoing turnover of approximately £3.2 billion. Rexam is a member of the FTSE 100. Its ordinary shares are listed with the UK Listing Authority and trade on the market for listed securities on the London Stock Exchange under the symbol REX. For further information, visit Rexam's website at www.rexam.com